                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 14)*


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                             Quality Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   747582104
                 --------------------------------------------
                                (CUSIP Number)

                                                      David J. Berger, Esq.
  Andrew E. Shapiro, Manager                          Page Mailliard, Esq.
Lawndale Capital Management, LLC                Wilson Sonsini Goodrich & Rosati
  One Sansome Street, Suite 3900                      650 Page Mill Road
   San Francisco, CA  94104                           Palo Alto, CA 94304
        (415) 288-2330                                  (650) 493-9300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 6, 1999
                 --------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   (2 of 10)
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Item 1.  Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII") The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.  Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

        (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

        (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

        (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

        (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)  Shapiro is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:


          Purchaser                 Source of Funds                             Amount
-----------------------------   -------------------------------   ----------------------------
LCM                             Funds Under Management (1)                    $4,068,070
DAP                             Working Capital                               $3,438,846
DAI                             Working Capital                               $  629,224

----------
(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.    Purpose of Transaction.

     On July 29, 1999, QSII adopted comprehensive corporate governance principles, including a requirement that all board committees and three-quarters of the whole board be independent directors. In addition, QSII nominated six new independent candidates, including Dale Hanson, a candidate originally proposed by Lawndale. As a result, QSII nominated a slate of entirely new outside directors, a majority of whom were first recommended to QSII by Lawndale and other shareholders. A copy of these guidelines is attached as an amendment to QSII's Form 8-K, Exhibit 3.1, which can be found at http://www.sec.gov.

                                   (3 of 10)

      In light of QSII's actions, which include the adoption of virtually all of the corporate governance measures Lawndale has been advocating for the last several months, Lawndale has decided to withdraw its proposals scheduled to be voted on at QSII's annual meeting on September 17, 1999. A copy of the Memorandum of Understanding between Lawndale and QSII is attached as Exhibit B. A copy of Lawndale's press release is attached as Exhibit C.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5.  Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                                           Aggregate Beneficially
                                                    Owned               Voting Power        Dispositive Power
                                         -------------------------  --------------------  ----------------------
                  Name                     Number         Percent     Sole       Shared    Sole          Shared
--------------------------------------   ---------       ---------  -------     --------  ------        --------
LCM                                        621,200          9.99       0         621,200    0            621,200
Shapiro                                    621,200          9.99       0         621,200    0            621,200
DAP                                        525,300         8.455       0         525,300    0            525,300
DAI                                         95,900         1.544       0          95,900    0             95,900

     DAP and DAI each have record ownership of 100 shares since the filing of Amendment No. 12 to the Schedule 13D on July 8, 1999.

     The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at May 28, 1999, as reflected in QSII's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.

Item 7. Material to be Filed as Exhibits.

A.  Agreement Regarding Joint Filing


B.  Memorandum of Understanding dated August 4, 1999

C.  Lawndale press release dated August 9, 1999

                                   (4 of 10)
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1999.



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


   By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
        ---------------------                   ---------------------
        Andrew E. Shapiro                       Andrew E. Shapiro
        Manager                                 Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                 /s/ Andrew E. Shapiro
     ----------------------                ---------------------
     Andrew E. Shapiro                     Andrew E. Shapiro
     Manager

                                   (5 of 10)
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                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


   By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
        ---------------------                   ---------------------
        Andrew E. Shapiro                       Andrew E. Shapiro
        Manager                                 Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                 /s/ Andrew E. Shapiro
     ----------------------                ---------------------
     Andrew E. Shapiro                     Andrew E. Shapiro
     Manager

                                   (6 of 10)

                                   EXHIBIT B

                          MEMORANDUM OF UNDERSTANDING

                                 August 4, 1999

     Ahmed Hussein and Lawndale Capital Management, LLC ("Lawndale") are substantial shareholders of Quality Systems, Inc. (the "Company").

     Sheldon Razin, Dr. John Bowers, Gordon Setran and William Bowers (the "Directors") are four of the six Directors of the Company, the other two being Patrick Cline, President of operating division of the Company, and Janet Razin, Sheldon Razin's wife. The Directors constitute all the members of the Nominating Committee and the Transaction Committee of the Company's Board.

     Mr. Hussein, Lawndale and the Directors believe that a proxy contest for control of the Company will produce an inconclusive result and will lead to continued infighting among shareholder groups and directors and will be destructive of shareholder values. The parties agree that shareholder groups should reconcile their differences by compromise and agreement and accordingly have reached the following understandings.

        1. The Board has adopted an amendment of the By-Laws containing corporate governance provisions in the form attached as Exhibit A to this memorandum.

        2. The Directors, acting as the Nominating Committee, will nominate and recommend to the full Board the following candidates for election at the Annual Meeting.

               Sheldon Razin
               Ahmed Hussein
               Mohammed Tawfick El-Bardai
               Emad A. Zikry
               Dale M. Hanson
               Frank Myer
               William Small

           Mr. Hussein and Lawndale will support these candidates.

        3. Following the annual meeting, Mr. Hussein and Mr. Razin will each recommend to the Board that the Transaction Committee be composed of Ahmed Hussein, Dale M. Hanson, Frank Myer, and William Small, that the Nominating Committee be composed of Ahmed Hussein, Frank Myer, William Small and Mohammed Tawfick El-Bardai and that the Compensation Committee be composed of Ahmed Hussein, Emad A. Zikry, Frank Myer, and William Small.

        4. A lead Director will be chosen by the Board from among the independent directors. Mr. Razin will recommend to the Board (a) that Mr. Hussein be elected Co-Chairman of the Board, with power to preside at Board meetings in the absence of the Chairman but without executive powers, and (b) that Mr. Hussein be chosen to serve as Lead Director.

        5. The Company will immediately commence a search for a new President and Chief Operating Officer.

                                   (7 of 10)

        6. When a candidate acceptable to the Board has been identified and elected to the position of President and Chief Operating Officer, Mr. Razin will continue as Chairman and CEO with the understanding that after six months, if the independent members of the Board deem the new candidate to be ready to become Chief Executive Officer, Mr. Razin will step down as Chief Executive Officer, although continuing as Chairman for a period of two years or such longer period as the Board requests.

        7. The parties believe that the corporate governance provisions referred to in Item 1 above afford substantially complete protection to the shareholders and accordingly Lawndale will withdraw all the proposals it has put forward, including the proposal formerly to have been included in the proxy statement and the proposals identified in the letter dated July 15, 1999.

        8. Mr. Razin and the Directors will recommend to the Board that the shareholder rights plan be terminated immediately by redemption of the Rights.

        9. If any litigation should be initiated by any persons based on the understandings set forth in this memorandum or the implementation of such understandings, the parties will use their best efforts to cause the Company to indemnify the parties to this memorandum and the persons designated herein as nominees for election to this Board of Directors, against any damages, costs, expenses and reasonable attorneys' fees incurred in the defense of any such claims or litigation.

        10. Any press releases or publicly filed documents referring to the understandings set forth herein will avoid negative characterization of any party or the policies previously followed by any party.

        11. The foregoing understandings will be implemented promptly as follows:

            a.   The Board has adopted the corporate governance provisions

            b. Adoption of the corporate governance provisions has been publicly announced

            c.  Nominating Committee nominates the "slate"

            d. Board approves "slate" and authorizes inclusion in the Company's proxy statement for the annual meeting

            e. Board adopts resolutions for redemption of the Rights under the rights plan

            f. Public announcement by the Company of selection of Board's candidates, stating that the slate includes candidates proposed by Ahmed Hussein and Lawndale Capital, starting that search for President/COO has been commenced, stating that rights plan is being terminated, and stating that an accord has been reached between the Company's board and the Hussein and Lawndale groups

            g. Separate, concurrent public announcement by Ahmed Hussein that he supports the slate



                                   (8 of 10)

            h. Mr. Hussein, Mr. Razin and Lawndale file appropriate 13D amendments

Approved: /s/ Sheldon Razin           /s/ Andrew E. Shapiro
          -----------------           ---------------------
          Sheldon Razin               Andrew E. Shapiro, Manager
          8/5/99                      Lawndale Capital Management, LLC
                                      8/6/99

                                   (9 of 10)

                                   EXHIBIT C


AUGUST 9, 1999
FOR IMMEDIATE RELEASE:

Contact:
Andrew Shapiro
President
Lawndale Capital Management, LLC
(415) 288-2330

LAWNDALE SUPPORTS ACTIONS BY QSII BOARD; ANNOUNCES WITHDRAWAL OF SHAREHOLDER PROPOSALS

SAN FRANCISCO, CA.: Lawndale Capital Management LLC announced today that as a result of the recent actions of Quality Systems, Inc. (NASDAQ: QSII) to adopt virtually all of the corporate governance measures Lawndale had been proposing, as well as to nominate six new directors, a majority of whom were proposed by QSII shareholders including Lawndale, that Lawndale was withdrawing its proposals which were scheduled to be voted on at QSII's annual meeting in September.

"We are delighted that QSII's board of directors has taken such dramatic action to improve its corporate governance procedures and to nominate an entirely new slate of outside directors", said Andrew Shapiro, Lawndale's President. "The actions taken by Quality Systems directly address the concerns we have previously raised, and respond to those concerns in a very positive manner. In light of these actions, we believe it is no longer necessary to seek direct action by Quality Systems shareholders on these issues, and are withdrawing our proposals," Mr. Shapiro commented.

Mr. Shapiro also praised the new nominees for the Quality Systems board of directors. "We are very pleased that the QSII board's nominating committee has chosen to endorse a slate of entirely new outside directors, a majority of whom were first recommended to the company by Ahmed Hussein and Lawndale. We believe these outside directors bring a wealth of knowledge and expertise to the QSII board. We are particularly pleased that the Board has nominated Dale Hanson as a director. Dale's expertise in corporate governance matters assures all shareholders that QSII's board will successfully implement its new corporate governance measures," said Shapiro.

Mr. Shapiro also praised Sheldon Razin, QSII's chairman, for his role in this process. "These measures could not have been adopted without the support of Sheldon Razin, and we look forward to working with Mr. Razin in his capacity as chairman of the company, and also helping the board select a new president to run the company," said Mr. Shapiro.

                                   (10 of 10)